UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PLATO LEARNING, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

72764Y100

(CUSIP Number)
Steven Becker
SRB Management, L.P.
300 Crescent Court, Ste. 1111
Dallas, Texas 75201
(214) 756-6056

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.          72764Y100

1.           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

Steven R. Becker

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):

AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.           Citizenship or Place of Organization:

United States

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,119,523
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10	Shared Dispositive Power:	4,119,523

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:            4,119,523

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):

Not Applicable

13.           Percent of Class Represented by Amount in Row (11):            17.1%*

14.           Type of Reporting Person (See Instructions):

IN

*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Cusip No.          72764Y100

1.           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

BC Advisors, LLC

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):

AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.           Citizenship or Place of Organization:

Texas

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,119,523
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10	Shared Dispositive Power:	4,119,523

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:            4,119,523

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):

Not Applicable

13.           Percent of Class Represented by Amount in Row (11):            17.1%*

14.           Type of Reporting Person (See Instructions):

OO

*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Cusip No.          72764Y100

1.           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

SRB Management, L.P.

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.           Citizenship or Place of Organization:

Texas

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,119,523
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10	Shared Dispositive Power:	4,119,523

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:             4,119,523

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):                    Not Applicable

13.           Percent of Class Represented by Amount in Row (11):            17.1%*

14.           Type of Reporting Person (See Instructions):

PN

*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 as previously filed is hereby amended in its entirety as follows:

All funds used by the Reporting Persons to purchase the reported securities on behalf of the Greenway Funds have come from the assets of the Greenway Funds.  The aggregate amount of funds used in purchasing the securities set forth herein was approximately $6,550,000.

Item 5.	Interest in Securities of the Issuer.

Item 5 as previously filed is hereby amended in its entirety as follows:

(a)	The Reporting Persons are the beneficial owners of 4,119,523 shares of Common Stock for the accounts of the Greenway Funds.
(b)	As investment manager of the Greenway Funds, the Reporting Persons have the sole power to vote and direct the disposition of the reported securities on behalf of the Greenway Funds.
(c)
During the past 60 days, the Reporting Persons purchased 20,000 shares on December 16, 2008 for an average price of $0.89 per share, purchased 40,300 shares on December 29, 2008 for an average price of $0.98 per share, purchased 8,300 shares on December 31, 2008 for an average price of $1.20 per share, purchased 2,000 shares for an average price of $1.39 per share on January 6, 2009, purchased 19,200 shares on January 7, 2009 for an average price of $1.45 per share, purchased 25,000 shares on January 9, 2009 for an average price of $1.49 per share, purchased 156,600 shares on January 13, 2009 for an average price of $1.63 per share, purchased 27,600 shares on January 28, 2009 for an average price of 1.21 per share, purchased 32,700 shares on February 3, 2009 for an average price of $1.33 per share, purchased 808,400 on February 4, 2009 for an average price of 1.40 per share, purchased 250,000 shares on February 5, 2009 for an average price of $1.40 per share, purchased 200,000 shares on February 6, 2009 for an average price of $1.43 per share, purchased 150,000 shares on February 9, 2009 for $1.44 per share, and purchased 100,000 shares on February 10, 2009 for $1.46 per share, all for the accounts of the Greenway Funds.

(d)
The Greenway Funds have the right to receive the dividends from and the proceeds from the sale of the reported securities.  Greenway Opportunity Fund (QP), L.P. holds 2,053,269 shares of Common Stock, which represents approximately 8.5% of the outstanding Common Stock, and SRB Special Situations I, L.P. holds 1,811,800 shares, which represents approximately 7.5% of the outstanding Common Stock.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

BC ADVISORS, LLC

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

/s/ Steven R. Becker

Steven R. Becker

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)